UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended March 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of April 21, 2004, there were 121,234 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report On Form 10-Q
For The Quarter Ended March 31, 2004

Page No.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	March 31, 2004	December 31, 2003
	(Unaudited)	
Assets		
Cash and due from banks	$9,838,224	$11,446,185
Interest-bearing deposits in other banks	0	4,000,000
Total Cash and Cash Equivalents	$9,838,224	$15,446,185
Federal funds sold	13,800,000	8,212,000
Investment Securities		
Available-for-sale, at fair value	9,400,323	12,340,294
Held-to-maturity, at cost	38,043,224	37,948,433
Total Investment Securities	$47,443,547	$50,288,727
Loans	271,311,558	265,674,530
Allowance for credit losses	(5,663,737)	(5,528,917)
Net Loans	$265,647,821	$260,145,613
Loans held for sale	1,096,216	828,725
Premises and equipment, net	6,299,486	6,112,547
Other investments, at cost	6,741,900	6,667,500
Accrued interest receivable	1,726,589	1,509,099
Other assets	9,574,247	9,667,828
TOTAL ASSETS	$362,168,030	$358,878,224
Liabilities		
Deposits		
Noninterest-bearing	$34,260,403	$32,642,028
Interest-bearing	233,053,775	231,088,796
Total Deposits	$267,314,178	$263,730,824
Short-term borrowings	17,610,559	18,260,509
Accrued interest payable	610,600	636,376
Other liabilities	1,467,921	1,202,030
Long-term debt	26,477,999	26,479,684
Total Liabilities	$313,481,257	$310,309,423
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 121,234 and 121,335 respectively	$18,173,975	$18,173,975
Treasury stock; 296 and 195 shares respectively	(153,441)	(67,737)
Paid in capital	470,138	470,138
Retained earnings	30,224,311	30,046,866
Accumulated other comprehensive income		
Unrealized (losses) gains on securities	(28,210)	(54,441)
Total Stockholders' Equity	$48,686,773	$48,568,801
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$362,168,030	$358,878,224

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

| | For the Quarter Ended | |
	March 31, 2004	March 31, 2003
Interest Income		
Loans including fees	$4,047,339	$4,476,121
Investment securities:		
Taxable	46,707	57,968
Exempt from federal tax	504,627	500,172
Interest on federal funds sold	14,217	39,943
Other interest income	79,508	318,414
	$4,692,398	$5,392,618
Interest Expense		
Deposits	$1,055,552	$1,322,210
Short-term borrowings	72,966	137,902
Long-term debt	283,804	282,858
	$1,412,322	$1,742,970
Net interest income	$3,280,076	$3,649,648
Provision for Credit Losses	115,000	162,000
Net interest income after provision for credit losses	$3,165,076	$3,487,648
Other Income		
Service fees and commissions	$256,448	$196,682
Investment security gains	0	0
Loan sale gains	62,650	188,841
Other	137,606	99,270
	$456,704	$484,793
Other Expense		
Salaries and employee benefits	$1,534,179	$1,396,154
Occupancy expenses	291,766	226,351
Data processing expenses	156,241	142,213
Directors fees	67,475	60,390
Other operating expenses	314,967	367,367
	$2,364,628	$2,192,475
Income before income taxes	$1,257,152	$1,779,966
Income tax expense	291,686	506,998
NET INCOME	$965,466	$1,272,968
Per Share		
Net income	$7.96	$11.75
Dividends declared	$6.50	$6.00
Weighted average shares outstanding	121,295	108,354

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended March 31,	
	2004	2003
Cash Flows from Operating Activities:		
Net income	$965,466	$1,272,968
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	163,395	113,362
Provision for credit losses	115,000	162,000
Amortization of intangibles	51,662	51,662
Gain on sale of assets	(68,305)	(169,394)
Amortization of bond premium	8,872	232
Accretion of bond discount	(36,496)	(44,461)
Mortgage loans originated for sale	(5,379,898)	(16,800,115)
Proceeds from sale of mortgage loans	5,297,347	16,612,943
Common stock dividends	(59,400)	(275,270)
Income from bank owned life insurance	(57,000)	0
Increase in interest receivable	(217,490)	(112,176)
Decrease in interest payable	(25,776)	(72,750)
Other, net	259,288	512,865
Net Cash Provided by Operating Activities	$1,016,665	$1,251,866
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$135,000	$2,185,000
Maturities and sales of available-for-sale securities	3,492,593	8,421,565
Purchase of held-to-maturity securities	(195,000)	(125,000)
Purchase of available-for-sale securities	(516,524)	(10,753,566)
Purchases of AgriBank, FCB stock	(15,000)	(66,130)
Federal funds sold, net	(5,588,000)	(19,685,000)
Proceeds from sale of foreclosed assets	133,715	20,553
Net decrease (increase) in loans made to customers	(5,808,698)	7,930,963
Capital expenditures	(350,334)	(366,386)
Net Cash Used by Investing Activities	($8,712,248)	($12,438,001)
Cash Flows from Financing Activities:		
Net increase in deposits	$3,583,354	$11,763,786
Purchase of treasury stock	(85,703)	(55,650)
Sale of treasury stock	0	309,978
Dividends paid	(758,394)	(621,839)
Debt proceeds	875,050	11,393,289
Debt repayments	(1,526,685)	(12,316,556)
Net Cash Provided by Financing Activities	$2,087,622	$10,473,008
Net decrease in cash and cash equivalents	($5,607,961)	($713,127)
Cash and cash equivalents, beginning	15,446,185	11,710,003
CASH AND CASH EQUIVALENTS, ENDING	$9,838,224	$10,996,876
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$69,200	$148,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been restated for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	March 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$6,262,178	$17,363	($63,892)	$6,215,649
State and local governments	2,500,000	0	0	2,500,000
Money market funds	684,674	0	0	684,674
	$9,446,852	$17,363	($63,892)	$9,400,323

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$6,549,582	$16,892	($106,684)	$6,459,790
State and local governments	5,500,000	0	0	5,500,000
Money market fund	380,504	0	0	380,504
	$12,430,086	$16,892	($106,684)	$12,340,294

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	March 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$38,043,224	$3,712,963	$0	$41,756,187
	$38,043,224	$3,712,963	$0	$41,756,187

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,948,433	$3,010,336	$0	$40,958,769
	$37,948,433	$3,010,336	$0	$40,958,769

The amortized cost and estimated fair values of securities at March 31, 2004, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized | Estimated Fair | Amortized | Estimated Fair |
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$2,500,000	$2,500,000	$1,120,000	$1,127,606
From one through five years	6,177,076	6,126,854	4,499,488	4,821,688
From five through ten years	85,102	88,795	7,274,276	8,247,452
After ten years	0	0	25,149,460	27,559,441
Other securities (no stated maturity)	684,674	684,674	0	0
	$9,446,852	$9,400,323	$38,043,224	$41,756,187

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	March 31, 2004	December 31, 2003
Real Estate:		
Residential	$103,336,978	$103,020,122
Commercial	41,742,468	40,333,924
Agricultural	31,763,006	32,039,829
Construction	18,557,990	16,819,123
	$195,400,442	$192,212,998
Commercial	$32,571,088	$31,172,827
Agricultural	31,594,799	30,746,296
Consumer and other	11,745,229	11,542,409
TOTAL	$271,311,558	$265,674,530

Changes in the allowance for loan losses were as follows:

| | For the Three Months Ended March 31, | | For the Year Ended December 31, |
	2004	2003	2003
Balance, beginning of period	$5,528,917	$5,417,920	$5,417,920
Provision charged to operations	115,000	162,000	434,000
Recoveries	54,077	36,571	78,689
Charge-offs	(34,257)	(55,081)	(401,692)
Balance, end of period	$5,663,737	$5,561,410	$5,528,917

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands)	1st Qtr. 2004	4th Qtr 2003	3rd Qtr 2003	2nd Qtr 2003	1st Qtr. 2003
Operating Results					
Interest income	$4,692	$4,699	$4,807	$4,893	$5,393
Interest expense	1,412	1,458	1,562	1,689	1,743
Net interest income	3,280	3,241	3,245	3,204	3,650
Provision for credit losses	115	23	87	162	162
Noninterest income	457	431	617	494	485
Noninterest expense	2,365	2,213	2,387	2,274	2,192
Net income	965	1,104	1,014	951	1,273
Per Share Data					
Net income per share	$7.96	$9.55	$9.34	$8.76	$11.75
(In thousands)					
Financial Condition (1)					
Total Loans (includes loans held for sale)	$272,408	$266,503	$257,008	$255,588	$254,748
Allowance for credit losses	5,664	5,529	5,574	5,739	5,561
Investment securities	47,444	50,289	51,803	51,872	51,303
Assets	362,168	358,878	350,855	364,894	358,193
Deposits	267,314	263,731	260,956	274,871	269,727
Other borrowed funds	44,089	44,740	49,540	49,923	49,311
Stockholders' equity	48,687	48,569	38,254	37,936	37,027
Financial Ratios					
Return on average equity	7.88%	9.21%	10.63%	10.11%	13.74%
Return on average assets	1.09%	1.25%	1.15%	1.09%	1.47%
Interest rate spread	3.58%	3.54%	3.58%	3.45%	4.02%
Average equity to average assets	13.80%	13.55%	10.83%	10.76%	10.73%
Allowance for credit losses to total loans (1)	2.08%	2.07%	2.17%	2.25%	2.18%
Non-performing loans to allowance for credit losses	106%	114%	110%	110%	109%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Results of Operations

Net income for the quarter ended March 31, 2004, was $965,466, a decrease of $307,502 or 24%, compared to $1,272,968, for the corresponding period in 2003. This decrease was the result of lower net interest income, lower noninterest income and higher noninterest expenses, which more than offset decreases in the provision for loan losses and income tax expense.

Net interest income for the quarter ended March 31, 2004, was $3,280,076, a decrease of $369,572 compared to the corresponding period in the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change
Interest income	$167	($867)	($700)
Interest expense	(49)	(281)	(330)
Net interest income	$216	($586)	($370)

This decrease was primarily attributable to the lower average net interest rate spread, which fell from 4.02% during the first quarter of 2003 to 3.58% during the quarter ended March 31, 2004. DBI's yield on earning assets was 5.63% during the first quarter of 2004 compared to 6.54% during the quarter ended March 31, 2003. The average cost of funds was 2.05% during the first quarter of 2004, a decrease of 47 basis points compared to the quarter ended March 31, 2003. Other interest income decreased by $238,906 during the three months ended March 31, 2004, compared to the corresponding period in 2003. In the first quarter of 2003, DACC received a special dividend from AgriBank. The dividends from AgriBank in the first quarter of 2004 were $10,340, a reduction of $255,361 compared to the dividends totaling $265,701 in the first quarter of 2003.

In the first quarter of 2004 DBI's provision for credit losses was $115,000 compared to $162,000 for the first quarter of 2003. Net recoveries were $19,820 in the first quarter of 2004 compared to net charge-offs of $18,510 during the corresponding period in the prior year.

Noninterest income for the three months ended March 31, 2004, was $456,704, a decrease of $28,089 compared to the corresponding period in 2003. Gains from the sales of residential real estate loans decreased by $126,191 during the first quarter of 2004. DSB sold $5.3 million of mortgage loans in the first quarter of 2004 compared to $16.6 million during the first quarter of 2003. Service fees and commissions increased by $59,766 during the quarter ended March 31, 2004, compared to the corresponding period in 2003. Commissions from the sales of mutual funds, annuities and common stocks increased by $25,225 and commissions from insurance sales increased by $26,828. The higher insurance commissions are mostly attributable to an increase in bonuses received based on volume and loss experience from previous years. Other noninterest income for the three months ended March 31, 2004, was $137,606, an increase of $38,336 compared to the first quarter of 2003. The increase was primarily the result of increases in the cash surrender value of bank owned life insurance ("BOLI") contracts totaling $57,000. The BOLI contracts were acquired during the second quarter of 2003.

Noninterest expense increased by $172,153 or 8% during the three months ended March 31, 2004, compared to corresponding period in 2003. Salaries and benefits expense increased $138,025 or 10% over the corresponding period in 2003. This increase is primarily the result of higher salaries and wages, which increased by $86,343 or 9% as a result of regular salary increases and the addition of three full-time equivalent employees. Higher group health insurance expenses, which increased by $37,224 or 15%, also contributed to the increase in salaries and benefits expense.

Occupancy expenses increased by $65,415 or 29% during the three months ended March 31, 2004, compared to the first quarter of 2003. The increase is primarily attributable to higher depreciation expense which rose $50,033 as a result of DBI's Financial Center building, furniture, fixtures and equipment and also the furniture and equipment at the Wrightstown branch. Rent expense increased by $6,153 as a result of the lease of the Wrightstown branch office beginning in August 2003.

On a per share basis, net income was $7.96 in the first quarter of 2004 compared with $11.75 in the first quarter of 2003. The reduction for the three months ended March 31, 2004, was caused in part by a 24% reduction in net income compared with the corresponding period in the prior year and also by a substantial increase in the weighted average shares from 108,545 in the first quarter of 2003 to 121,295 during the first quarter of 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003. Return on average assets in the first quarter of 2004 was 1.09%, compared to 1.47% for the corresponding period in 2003. Return on average equity in the first quarter of 2004 was 7.9%, compared to 13.7% for the corresponding period in the prior year.

Financial Condition

Total assets increased by $3,289,806 between December 31, 2003, and March 31, 2004. Interest-bearing deposits in other banks decreased by $4.0 million. DSB redeemed a $4 million short-term certificate of deposit for liquidity purposes. Federal funds sold (unsecured loans of immediately available funds to correspondent banks for one business day) increased by $5.6 million primarily as a result of the redemption of the short-term certificate of deposit. Total loans, excluding loans held for sale, increased by $5.6 million during the first three months. Total deposits increased by $3.6 million during the three-month period ending March 31, 2004.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	March 31, 2004		December 31, 2003	
	Amount	%	Amount	%
Real Estate:				
Residential	$103,337	38.1%	$103,020	38.8%
Commercial	41,743	15.4%	40,334	15.2%
Agricultural	31,763	11.7%	32,040	12.1%
Construction	18,558	6.8%	16,819	6.3%
	$195,401	72.0%	$192,213	72.3%
Commercial	32,571	12.0%	31,173	11.7%
Agricultural	31,595	11.6%	30,746	11.6%
Consumer and other	11,745	4.3%	11,543	4.3%
TOTAL	$271,312	100.0%	$265,675	100.0%

Construction real estate loans which are primarily secured by construction-in-progress 1-to-4 family residential properties increased by $1.7 million during the first three months of 2004. Commercial real estate loans and other commercial loans each increased by $1.4 million during the quarter ended March 31, 2004.

The allowance for credit losses increased by $134,820 during the three-month period ended March 31, 2004. The allowance equals 2.08% of total loans at March 31, 2004, compared to 2.07% at December 31, 2003. Nonaccrual loans totaled $6,027,220 at March 31, 2004, a decrease of $254,252 compared to December 31, 2003. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.79% at quarter end, compared to 3.67% at year end.

As of March 31, 2004 management has identified $13.2 million of potential problem loans compared to $12.4 million at year-end. Potential problem loans are loans that are performing but have a greater risk of nonperformance.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

(In thousands)	March 31, 2004		December 31, 2003	
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$6,027	2.2%	$6,281	2.3%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$6,027	2.2%	$6,281	2.3%
Other Real Estate	$1,015		$1,074	

(1) Includes restructured loans of $1,127,189 and $1,141,041 as of March 31, 2004 and December 31, 2003, respectively.

Demand deposits increased $1,618,378 or 5% during the first three months of 2004. Interest bearing deposits increased by $1,964,979 or 1% between December 31, 2003 and March 31, 2004.

Stockholders' equity increased by $117,972 to $48,686,773 as of March 31, 2004. As of March 31, 2004, DBI's leverage ratio was 13.3%, the risk-based core capital ratio was 17.2% and the risk-based total capital ratio was 18.5%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents decreased by $5,607,962 during the first three months of 2004. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The federal funds sold totaling $13.8 million and the available-for-sale investment portfolio amounting to $9.4 million as of March 31, 2004, are readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $48.5 million as of March 31, 2004. Management believes DBI's liquidity position as of March 31, 2004, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount March 31, 2004	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$27,993	$21,465
Standby letters of credit and financial guarantees written	1,232	1,232

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Other Events

In August 2003, DSB received a notice of audit from the Wisconsin Department of Revenue. The notice stated that the audit would cover tax years 1997 to 2002 and would relate primarily to the issue of income of DSB's Nevada investment subsidiary. Like many financial institutions in Wisconsin, DSB transferred investment securities to a subsidiary located in Nevada. The income of this subsidiary has not been reported in Wisconsin for income tax purposes in reliance on private rulings issued to DSB by the Department.

Despite the private rulings, the Department has recently indicated to DSB that the Department intends to allocate the entire income of the Nevada subsidiary to DSB and assess back taxes and statutory interest. As of March 31, 2004, DBI's potential exposure for taxes and interest for the years under audit, as well as for 2003, totals approximately $1.3 million. The Department has also offered to settle the matter for a lesser amount and a limit on the amount of income from the Nevada subsidiary in future years that is not subject to taxation in Wisconsin.

DSB believes that it complied with Wisconsin law and the private rulings received from the Department and that it is not liable for the taxes and interest now claimed by the Department. As of March 31, 2004, DBI had not established a loss contingency reserve for the matter.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2003 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the March 31, 2004, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (1)	Maximum Number of Shares That May Yet Be Purchased Under the Plan (2)
January 1, 2004 to January 31, 2004	8	$841	8	6,461
February 1, 2004 to February 29, 2004	59	$847	59	6,402
March 1, 2004 to March 31, 2004	34	$853	34	6,368

(1) DBI announced a Stock Repurchase Policy on March 30, 1995, as an accommodation to shareholders.
(2) DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) DBI filed no reports on Form 8-K during the first quarter of 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

Date: April 28, 2004
          Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and
President

Date: April 28, 2004
          Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Exhibit 31.1
Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Darrell R. Lemmens, Chairman of the Board and President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Darrell R. Lemmens

Date: April 28, 2004

Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and President

Exhibit 31.2
Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

<table>
<tr><td></td><td>/s/ Dennis J. Heim</td></tr>
<tr><td>Date: April 28, 2004</td><td>Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer</td></tr>
</table>

Exhibit 32.1

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. (the "Company"), hereby certify, based on our knowledge, that the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2004, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Darrell R. Lemmens
Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and President

/s/ Dennis J. Heim
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: April 28, 2004